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
                              SECURITIES AND EXCHANGE COMMISSION                                        --------------------------
                                    WASHINGTON, D.C. 20549                                                    OMB Approval
                                         FORM N-17f-2                                                   --------------------------
                                                                                                        OMB Number:      3235-0360
                       Certificate of Accounting of Securities and Similar                              Expires:     July 31, 1994
                                 Investment in the Custody of                                           Estimated average burden
                                Management Investment Companies                                         hours per response... 0.05

                           Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

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1. Investment Company Act File Number:                                       Date examination completed

811-6526                                                                     November 28, 1997
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2. State identification Number:  N/A
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     AL                  AK                  AZ  S-0041048       AR                  CA                  CO
                                                 S-0041049
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     CT                  DE                  DC                  FL                  GA                  HI
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     ID                  IL                  IN                  IA  I-32417         KS  95S0000104      KY  M30786
                                                                     I-32416             95S0000103
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     LA  51782           ME                  MD                  MA                  MI                  MN
   ----------------------------------------------------------------------------------------------------------------------------
     MS                  MO  1992-00173      MT                  NE  015858          NV                  NH
                                                                     015857
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     NJ                  NM                  NY                  NC                  ND                  OH  97021
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     OK                  OR                  PA                  RI                  SC                  SD
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     TN                  TX  C45802          UT                  VT                  VA                  WA
                             C45801
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     WV                  WI                  WY                  PUERTO RICO
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     Other (specify):
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3. Exact name of investment company as specified in representation statement:

      Brenton Mutual Funds of the Coventry Group
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4. Address of principal executive office (number, street, city, state, zip code):

      3435 Stelzer Road, Columbus, Ohio  43219-3035
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                         INDEPENDENT ACCOUNTANT'S REPORT


Board of Trustees of the Brenton Mutual Funds


We have examined management's assertion about the Brenton Mutual Funds' of The Coventry Group (the "Fund") compliance with the requirements of subsection (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 ("the Act") as of March 31, 1998 included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of March 31, 1998, and with respect to agreement of security and similar investment purchases and sales, for the period from November 28, 1997 (the date of last examination) through March 31, 1998;

o Confirmation of all securities and similar investments held by the Federal Reserve Bank and Northern Trust Company in book entry form;

o Confirmation of all securities held by Goldman Sachs and Dreyfus Service Corporation;

o Reconciliation of confirmation results as to all such securities and investments to the books and records of the Fund and the Custodian; and

o Agreement of three security and/or investment purchases and three security and/or investment sales or maturities since our last examination from the books and records of the Fund to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that the Fund was in compliance with the requirements of subsection (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of March 31, 1998 with respect to securities and similar investments reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management of the Brenton Mutual Funds of The Coventry Group and the Securities and Exchange Commission and should not be used for any other purpose.

                                                           /s/ Ernst & Young LLP


Columbus, Ohio
May 12, 1998
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                 Management Statement Regarding Compliance with
            Certain Provisions of the Investment Company Act of 1940
            --------------------------------------------------------


We, as members of management of the Brenton Funds of The Coventry Group (the "Fund") are responsible for complying with the requirements of subsection (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective controls over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsection (b) and (c) of Rule 17f-2 as of March 31, 1998.

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsection (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of March 31, 1998 with respect to securities and similar investments reflected in the investment accounts of the Fund.


Brenton Funds of The Coventry Group



By:


                           ------------------
                           Rick Ille
                           Assistant Secretary